SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a) (1)


                             PEREGRINE SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.0001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    71366Q200
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Richard F. Conway
                                680 Fifth Avenue
                                   Suite 1202
                            New York, New York 10019

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 3, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  71366Q200
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     LC Capital Master Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER


8.   SHARED VOTING POWER

     950,924

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     950,924

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     950,924

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.3%

14.  TYPE OF REPORTING PERSON*

     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  71366Q200
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Lampe, Conway & Co., LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,008,024

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,008,024

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,008,024

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.7%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No.  71366Q200
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Steven G. Lampe

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,008,024

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,008,024

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,008,024

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.7%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No.  71366Q200
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Richard F. Conway

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,008,024

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,008,024

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,008,024

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.7%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No.  71366Q200
           ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is Peregrine Systems, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 3611 Valley Centre Drive, San Diego, California 92130. This schedule 13D relates to the Issuer's Common Stock, par value $0.0001 (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

(a-c,f) This Schedule 13D is being filed by LC Capital Master Fund, Ltd., Lampe, Conway & Co., LLC, the investment manager of LC Capital Master Fund, Ltd. and Institutional Benchmarks Master Fund, Ltd., Steven G. Lampe, a managing member of Lampe, Conway & Co., LLC and Richard F. Conway, a managing member of Lampe, Conway & Co., LLC. Each of which may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

LC Capital Master Fund, Ltd. is a Cayman Islands exempted company, Lampe, Conway & Co., LLC is a Delaware limited liability company, Steven G. Lampe is a United States citizen and Richard F. Conway is a United States citizen. The principal business address LC Capital Master Fund, Ltd. is c/o Trident Fund Services (B.V.I.) Limited, P.O. Box 146, Waterfront Drive, Wickhams Cay, Road Town, Tortola, British Virgin Islands. The principal business address for each of Lampe, Conway & Co., LLC, Steven G. Lampe and Richard F. Conway is 680 Fifth Avenue, Suite 1202, New York, New York 10019. The Shares reported herein are held in the name of the LC Capital Master Fund, Ltd. and Institutional Benchmarks Master Fund, Ltd., a Cayman exempted company.

     (d) None of the reporting persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, LC Capital Master Fund, Ltd. may be deemed to beneficially own 950,924 Shares, Lampe, Conway & Co., LLC may be deemed to beneficially own 1,008,024 Shares, Steven G. Lampe may be deemed to beneficially own 1,008,024 Shares and Richard F. Conway may be deemed to beneficially own 1,008,024 Shares.

The Shares are held in accounts beneficially owned by the reporting persons. Prior to the Effective Date of the Fourth Amended Plan of Reorganization of the Issuer, as amended (the "Plan"), LC Capital Master Fund, Ltd. held approximately $1.3 million of 5 1/2% Convertible Subordinated Notes due 2007 (the "Notes") of the Issuer, which were automatically converted into shares of the Issuer's Common Stock in accordance with the terms of the Plan on the Effective Date of the Plan, August 7, 2003. Subsequently, LC Capital Master Fund, Ltd. and Institutional Benchmarks Master Fund, Ltd. have purchased additional Shares. The purchase price for the Shares was approximately $17.7 million. The funds used for the acquisition of the Shares came from the working capital of LC Capital Master Fund, Ltd. and Institutional Benchmarks Master Fund, Ltd.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

The Reporting Persons acquired their Shares of the Issuer for investment purposes.

As described below, Lampe, Conway & Co., LLC ("Lampe Conway") has called upon the Issuer to take steps to solicit buyers for the sale of the Issuer or its equity securities (the "Sale") in order to maximize shareholder value. The Reporting Persons have no plans or proposals which, other than as expressly set forth below relating to the Sale, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value including, but not limited to the conduct of the Sale. The Reporting Persons have attached as Exhibit C to this Schedule 13D the letter, dated August 5, 2004 (the "Letter"), from Lampe Conway to the Chairman of the Board of the Issuer. The Letter contains Lampe Conway's call upon the issuer to take steps to conduct the Sale.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, LC Capital Master Fund, Ltd. may be deemed to beneficially own 950,924 Shares, constituting 6.3% of the Shares of the Issuer, based upon the 15,000,323 Shares outstanding as of March 31, 2004, according to the Issuer's most recently filed Form 10-K.

     LC Capital Master Fund, Ltd. has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 950,924 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 950,924 Shares.

LC Capital Master Fund, Ltd. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Lampe, Conway & Co., LLC may be deemed to beneficially own 1,008,024 Shares, constituting 6.7% of the Shares of the Issuer, based upon the 15,000,323 Shares outstanding as of March 31, 2004, according to the Issuer's most recently filed Form 10-K.

     Lampe, Conway & Co., LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,008,024 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,008,024 Shares.

Lampe, Conway & Co., LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Steven G. Lampe may be deemed to beneficially own 1,008,024 Shares, constituting 6.7% of the Shares of the Issuer, based upon the 15,000,323 Shares outstanding as of March 31, 2004, according to the Issuer's most recently filed Form 10-K.

     Steven G. Lampe has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,008,024 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,008,024 Shares.

Steven G. Lampe specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Richard F. Conway may be deemed to beneficially own 1,008,024 Shares, constituting 6.7% of the Shares of the Issuer, based upon the 15,000,323 Shares outstanding as of March 31, 2004, according to the Issuer's most recently filed Form 10-K.

     Richard F. Conway has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,008,024 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,008,024 Shares.

Richard F. Conway specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit A and were all effected in broker transactions.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A
--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly
Exhibit B: Schedule of Transactions in the Shares of the Issuer
Exhibit C: Letter from Lampe, Conway & Co., LLC to Mr. James P. Jenkins dated
           August 5, 2004.

--------------------------------------------------------------------------------


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  LC Capital Master Fund, Ltd.*

                                                  By: /s/ Richard F. Conway
                                                      ---------------------
                                                      Name:  Richard F. Conway
                                                      Title: Director
                                                      Date:  August 5, 2004

                                                  Lampe, Conway & Co., LLC*

                                                  By: /s/ Richard F. Conway
                                                      ---------------------
                                                      Name:  Richard F. Conway
                                                      Title: Managing Member
                                                      Date:  August 5, 2004

                                                  /s/ Steven G. Lampe*
                                                  ---------------------
                                                      Name: Steven G. Lampe
                                                      Date:  August 5, 2004


                                                  /s/ Richard F. Conway*
                                                  ---------------------
                                                      Name: Richard F. Conway
                                                      Date:  August 5, 2004

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                    AGREEMENT

The undersigned agree that this Schedule 13D dated August 5, 2004 relating to the Common Stock, par value $0.0001 of Peregrine Systems, Inc. shall be filed on behalf of the undersigned.



                                                  LC Capital Master Fund, Ltd. *

                                                  By: /s/ Richard F. Conway
                                                      ---------------------
                                                      Name:  Richard F. Conway
                                                      Title: Director
                                                      Date:  August 5, 2004

                                                  Lampe, Conway & Co., LLC*

                                                  By: /s/ Richard F. Conway
                                                      ---------------------
                                                      Name:  Richard F. Conway
                                                      Title: Managing Member
                                                      Date:  August 5, 2004

                                                  /s/ Steven G. Lampe*
                                                  ---------------------
                                                      Name: Steven G. Lampe
                                                      Date:  August 5, 2004


                                                  /s/ Richard F. Conway*
                                                  ---------------------
                                                      Name: Richard F. Conway
                                                      Date:  August 5, 2004


*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

                                                                       Exhibit B


                           Transactions in the Shares

TRANSACTIONS BY LC CAPITAL MASTER FUND, LTD.

  Date of                      Number of Shares
Transaction                     Purchase/(Sold)                  Price of Shares
-----------                     ---------------                  ---------------
   5/13/04                          144,000                            15.74
   5/14/04                           46,500                            16.10
   5/18/04                           16,000                            16.49
   5/20/04                            1,500                            16.46
   5/24/04                            2,500                            16.64
   5/26/04                            6,000                            17.08
   5/27/04                            5,262                            19.05
   5/28/04                          257,000                            19.93
    6/1/04                           25,000                            19.10
    6/2/04                          141,000                            19.14
    6/3/04                           10,000                            19.11
   6/24/04                            2,500                            18.56
   6/25/04                          164,500                            19.05
    7/8/04                           32,900                            18.84
   7/15/04                            4,000                            18.55
   7/19/04                            4,464                            18.14
   7/22/04                           16,590                            17.51
   7/23/04                              420                            17.09
   7/26/04                            1,700                            17.06
   7/29/04                           10,000                            17.05
   7/29/04                           10,000                            17.05
   7/30/04                            1,000                            16.90
   7/29/04                           10,000                          17.0515

TRANSACTIONS BY INSTITUTIONAL BENCHMARKS MASTER FUND, LTD.

  Date of                        Number of Shares
Transaction                       Purchase/(Sold)                Price of Shares
-----------                       ---------------                ---------------
   5/13/04                           10,000                            15.74
   5/14/04                            3,500                            16.10
   5/25/04                            3,000                            17.09
   5/28/04                           15,000                            19.42
    6/2/04                           10,000                            19.14
   6/25/04                           10,500                            19.05
    7/8/04                            2,100                            18.84
   7/22/04                            3,000                            17.10

                                                                       Exhibit C

                                                             LAMPE, CONWAY & CO.


LAMPE, CONWAY & CO. LLC
680 Fifth Avenue - Suite 1202
New York, New York 10019 - 5429
T 212-581-8989
F 212-581-8999
E Info@lampeconway.com
www.lampeconway.com


August 5, 2004


Mr. James P. Jenkins
Chairman of the Board
Peregrine Systems, Inc.
3611 Valley Centre Drive
San Diego, California 92130

Dear Mr. Jenkins,

Our firm is the investment manager of two private funds that in the aggregate own approximately 7% of the common shares of Peregrine Systems Inc. (the "Company"). For the reasons set forth in this letter, we believe that the Board of Directors should immediately implement a plan to solicit buyers for either:
1) the assets and business of the company and distribute the existing cash and sale proceeds to the shareholders or 2) the Company's equity securities.

The Company participates in an increasingly competitive industry in which, we believe, smaller, independent operators are less likely to succeed over time. The business software systems segment is especially vulnerable to potential competitive threats given the continuing consolidation among providers of both hardware and software solutions. We feel strongly that the interests of the Company's shareholders will be best served if the Company conducts a comprehensive sales process that is designed to solicit the highest possible bid for the assets and business of the Company or its equity securities.

     We remind you that as a Director of a public company, your and your fellow Directors' fiduciary duty is to protect the interests of all shareholders. As we have mentioned, we believe that the best interests of shareholders will best be served if a formal sales process is initiated as soon as possible.

Sincerely,
Lampe, Conway & Co., LLC



By:  /s/Richard F. Conway
     --------------------
Name:   Richard F. Conway
Title:  Managing Member



02979.0001 #503461